FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                    AMS HOMECARE INC.

(Registrant)

Date: July 12, 2005

                                                                                                                                                     By:

                                                                                                                                                    "Harj Gill"

 Harj Gill

              Its:       CEO

(Title)

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of

______________ SCHEDULE A

_______X______ SCHEDULES B & C

ISSUERS DETAILS :

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6K2

Telephone : (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Quarter Ended :

May 31, 2005

Report Date :

July 12, 2005

CERTIFICATE :

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Audit Committee on behalf of the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

“Rani Gill”

Date Signed :  July 12, 2005

Director Full Name :

“Harj Gill”

Date Signed : July 12, 2005

Schedule “B”

AMS Homecare Inc.

Supplementary Information

1.

Analysis of expenses and deferred costs for three months ended May 31, 2005

a.

There were no deferred costs incurred during the three months ended May 31, 2005

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $1,146,423 consists of the landed cost of products sold during the three months ended May 31, 2005

2.

Related party transactions for three months ended May 31, 2005

No amounts were paid to related parties outside operations in the normal course of business.

3.

Securities issued and options granted for the three months ended May 31, 2005

See Note #8 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

4.

Securities as at May 31, 2005

See Note #8 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

5.

List of directors and officers as at May 31, 2005

Rani Gill, Director & President

Harj Gill, Director & CEO

Jan Karnik, Director

Ranjodh Sahota, Director

Amarjit S. Mann, Director

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2005

OVERVIEW

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the May 31, 2005 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the company’s unaudited interim consolidated financial statements for the three-month periods ended May 31, 2005 and May 31, 2004.  The matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report.  Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The company is principally in the business of outsourced manufacturing and distributing medical equipment and the business of selling of wireless products and services relating to nursing call and emergency alert systems.  At the present time, the company is in the process of setting up its first retail outlet in the United States for the sale of the company’s products.  The company’s products and services appeal to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. In order to achieve growth, the company continues to negotiate various financings.  The company trades on the OTC Bulletin Board under the symbol (AHCKF)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Sales

Sales for the quarter ended May 31, 2005 consisted of scooters, scooter accessories, power chairs, daily living aids, cushions, and IER monitoring services.  Net sales for the three months ended May 31, 2005 increased by $56,560 to $2,017,075 compared to $1,960,515 for the same period last year.  This increase is a result of higher volume of existing products and sales from the IER monitoring services.  For the quarter ended May 31, 2005 85% of the total sales were from scooters and power chairs with the remaining 17% from sale of cushions, daily living aids and IER monitoring services.

Gross profit as a percentage of net sales for the quarter ended May 31, 2005 and the quarter ended May 31, 2004 was 43%. Gross profit actually increased by $28,946 to $870,652 for the quarter ended May 31, 2005 compared to the same period in the previous year.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2005

Results of Operations (continued)

Summary of Quarterly Results

Quarter	May 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 29,	Nov. 30,	Aug. 31,
Ended	2005	2005	2004	2004	2004	2004	2003	2003

Sales	$2,017.1	$ 890.5	$1,046.0	$1,573.5	$1,960.5	$ 825.2	$1,038.7	$1,271.7

Earnings
(loss) before
taxes	$ 299.6	$ (241.2)	$ (136.8)	$ 41.5	$ 375.0	$ (143.5)	$ 98.3	$ 92.2

EPS	$ 0.001	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001

Fully diluted
EPS	$ 0.001	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001

Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  As at May 31, 2005, 85% of total company sales were comprised of mobility products compared to 86% as at February 28, 2005.  The company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.  In addition to diversification, the company has also increased its sales of scooters and accessories over the last twelve months.

Expenses

Selling expenses increased by $36,692 to $266,312 for the quarter ended May 31, 2005 compared to $229,620 for the same period last year.  As a percentage of net sales, selling costs increased from 11% to 13 % during the current period.  The company spent an additional $11,415 for advertising to increase awareness of the various products and services.  Freight and delivery increased by $7,404 from the same period last year as result of higher fuel costs.  Salaries and travel costs increased by $11,606 during the current quarter compared to the same period in the previous year due to an additional full-time employee.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2005

Expenses (continued)

General and administrative costs as a percentage of net sales for the three months ended May 31, 2005 was 15% compared to 12% in the same period a year ago.  The actual dollar amount increased by $67,623 to $304,738 for the quarter ended May 31, 2005 compared $237,115 for the same period in the previous year.  Insurance costs increased by $5,087 to $15,424 for the quarter ended May 31, 2005 compared to $10,337 for the same period in the previous year due to general market conditions.  Interest and bank charges increased by $11,947 for the quarter ended May 31, 2005 compared to the same period last year.  Interest expense increased by $13,819 and bank charges actually decreased by $1,872.  The net increase is comprised of higher interest paid to the bank as a result of a higher credit facility interest on the new long-term loan.  During the three months ended May 31, 2005, occupancy costs increased by $9,494 due to higher rent for head office and the move to a new location in Ontario.  Public relations costs increased by $10,044 to $25,794 for the quarter ended May 31, 2005 compared to $15,750 for the same period in the previous year.  The company entered into a contract with another company in June 2004 to launch a full investor relations program in the United States.  Salaries and consulting costs increased by $32,268 as a result of the hiring of an additional full-time employee and higher consulting fees.

Earnings

For the current quarter, the company recorded earnings before income taxes of $299,602 compared with earnings of $374,971 for the same period last year representing a decrease of $75,369.  However, sales for the reporting period actually increased by $56,560 from the same period in the previous year.  This increase in sales was offset by the increase in selling and administrative costs.  The management has been successful in growing its Canadian operations by diversifying is products and services and is poised to embark on its plan to expand into the United States.

Financial Condition

The company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, and funds obtained from the Term debt.  The company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover by the TSX Venture Exchange.  To this end, the company is actively pursuing other subordinate debt and equity financing arrangements.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2005

Financial Condition (continued)

Net working capital increased by $262,294 for the reporting period to $1,240,529 as compared to $978,235 as at February 28, 2005.  This increase is primarily attributable to an increase in accounts receivable from higher sales and is offset increases in the bank demand loan, payables, and taxes.

Operating activities resulted in cash outflows of $325,930 for the period ended May 31, 2005 compared to $180,491 for the same period last year.  This increase in cash outflows is attributable to changes in working capital accounts.

Cash flows utilized by investing activities were $2,335 for the quarter ended May 31, 2005 compared to $5,319 for the same period in the previous year.  The investment in other assets of $2,335 is the capitalization of legal expenses for various company trademarks.

Cash flows from financing activities were $328,265 during the current quarter compared to $185,810 for the same period last year.  These cash flows were comprised of advances from the bank demand loan and were offset by the principal repayment of the long-term debt.

Risk Management

The company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions is not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.  The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the company to the risk of changing interest rages that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Three Months ended May 31, 2005

Risk Management (continued)

The company faces risk from its competition.  In order to mitigate this risk, the company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the company will be able to close these financing deals.

SUBSEQUENT EVENTS

The following material events occurred after May 31, 2005 and are not reflected in our financial statements.

On July 5, 2005, the company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the company to further its vision of providing improved security and monitoring Healthcare facilities.

On July 11, 2005, the company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights will allow the company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing the state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.

1360 Cliveden Avenue

Delta, BC, V3M 6K2

July 12, 2005

To:

All Applicable Commission & Exchanges

Dear Sirs:

Subject:

AMS Homecare Inc.

We confirm that the following material was sent by pre-paid mail to the registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

*

Form 51-901F Quarterly Report Schedule A for the quarter ended May 31, 2005

*

Form 51-901F Quarterly Report Schedules B&C for the quarter ended May 31, 2005

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours Truly,

"Rani Gill"

Rani Gill

President

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	AMS Homecare Inc.
Issuer Address:	1360 Cliveden Avenue, Delta, B.C. V3M 6K2
Issuer Fax No.:	604-273-9312
Issuer Telephone No.:	604-273-5173
Contact Name:	Rani Gill
Contact Position:	President & Director
Contact Telephone Number:	604-273-5173 (local 109)
Contact Email Address:	ranig@amshomecare.com
Web Site Address:	www.amshomecare.com
For Quarter Ended:	2005/05/31
Date of Report:	2005/07/12

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE ON BEHALF OF THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Rani Gill"	Rani Gill	2005/07/12

"Harj Gill"	Harj Gill	2005/07/12

UNAUDITED INTERIM FINANCIAL INSTRUMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the company discloses that its auditors have not reviewed the unaudited financial statements for the period ended May 31, 2005.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of AMS Homecare Inc. and the accompanying financial information included in this report have not been reviewed by the company's external auditors.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

"Rani Gill"

"Harj Gill"

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheet
Canadian Funds
Unaudited - Prepared by Management

ASSETS	May 31 2005	February 28 2005
Current
Receivables	$1,418,765	$696,559
Inventories	1,533,281	1,597,050
Prepaids	101,971	128,429
	3,054,017	2,422,038
Plant and equipment (Note 3)	50,807	55,035
Intangible assets (Note 4)	87,160	92,828
	$3,191,984	$2,569,901

LIABILITIES
Current
Bank demand loan (Note 5)	$1,507,023	$1,153,526
Payables and accruals	161,198	166,982
Current portion of long-term debt (Note 6)	105,267	103,295
Income taxes payable	40,000	20,000
	1,813,488	1,443,803

Long-Term debt (Note 6)	277,225	304,429
Due to shareholders (Note 7)	501,607	501,607
	2,592,320	2,249,839

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)	110,400	110,400
Retained Earnings - Statement 2	489,264	209,662
	599,664	320,062
	$3,191,984	$2,569,901

Commitments (Note 10 &11)

Contingencies (Note 14)

Approved on behalf of the Board

"Rani Gill", Director

"Harj Gill", Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Shareholders' Equity
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 29, 2004	46,398,891	$75,400	$189,904	$265,304
Conversion of warrants into common shares (Note 8)	250,000	35,000	-	35,000
Income for the year		-	19,758	19,758
Balance - February 28, 2005	46,648,891	110,400	209,662	320,062
Income for the period - Statement 3	-	-	279,602	279,602
Balance - May 31, 2005	46,648,891	$110,400	$489,264	$599,664

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statement of Income
For the Three Months Ended May 31
Canadian Funds
Unaudited - Prepared by Management

	2005	2004
Sales	$2,017,075	$1,960,515
Cost of Sales	1,146,423	1,118,809
Gross Margin	870,652	841,706

Expenses
Selling
Advertising	55,114	43,699
Communication	12,712	7,739
Freight and delivery	44,251	36,847
Salaries and benefits	118,697	113,624
Stationery and supplies	3,185	1,891
Travel	32,353	25,820
	266,312	229,620
General
Amortization of plant and equipment	4,228	3,959
Amortization of intangibles	8,003	7,339
Bad debts	1,465	-
Insurance	15,424	10,337
Interest and bank charges	50,386	38,439
Occupancy	50,167	40,673
Office and supplies	14,322	18,636
Professional fees	13,735	10,725
Public relations	25,794	15,750
Salaries and consulting	115,691	83,423
Transfer agent and regulatory	5,018	3,059
Travel	505	4,775
	304,738	237,115
Total expenses	571,050	466,735

Earnings before income taxes	299,602	374,971

Income taxes	20,000	40,000

Net earnings for the Period	$279,602	$334,971

Weighted average common shares outstanding	46,648,891	46,583,674

Earnings per share - basic and diluted	$0.01	$0.01

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statement of Cash Flows
For the Three Months Ended May 31
Canadian Funds
Unaudited - Prepared by Management

Cash Resources Provided By (Used In)	2005	2004
Operating Activities
Net earnings	$279,602	$334,971
Amortization of plant and equipment	4,228	3,959
Amortization of intangibles	8,003	7,339
Gain on sale of assets		-
Changes in non-cash operating working capital (Note 9)	(617,763)	(526,760)
	(325,930)	(180,491)

Investing Activities
Acquisition of equipment	-	(3,404)
Proceeds from equipment	-	-
Acquisition of other assets	(2,335)	(1,915)
	(2,335)	(5,319)

Financing Activities
Bank demand loan	353,497	161,749
Repayment of long-term debt	(25,232)	(10,939)
Units issued for cash	-	35,000
	328,265	185,810

Net Decrease in Cash	-	-
Cash position - Beginning of period	-	-
Cash Position - End of Period	$-	$-

Supplemental Cash Flow Information
Interest paid	$42,161	$28,342

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2005
Canadian Funds
Unaudited - Prepared by Management

1.

Operations

The company completed a reverse take-over on February 28, 2002.  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. ("393231") and Ambassador Holdings Incorporated ("Ambassador") acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. ("AMS").

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) ("AMS Canada")

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has two subsidiaries, AMS Homecare Canada Inc. and AMS Homecare USA Inc..

During the fiscal year ended February 29, 2004, the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 28, 2005.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2005
Canadian Funds
Unaudited - Prepared by Management

3.

Plant and equipment

Details are as follows:

	Cost	Accumulated Amortization	31 May 2005 Net Book Value	28 February 2005 Net Book Value
Automobile	$15,867	$7,134	$8,733	$9,441
Office furniture and equipment	34,315	26,047	8,268	8,719
Warehouse equipment	21,150	19,079	2,071	2,239
Computer hardware and software	85,309	53,574	31,735	34,636
	$156,641	$105,834	$50,807	$55,035

4.

Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	31 May 2005 Net Book Value	28 February 2005 Net Book Value
Distribution rights	$50,000	$27,500	$22,500	$25,000
Trademarks and patents	57,389	14,448	42,941	43,426
Financing costs	40,000	30,081	9,919	11,918
Intellectual property	3,042	379	2,663	2,738
Product development costs	13,102	3,965	9,137	9,746
	$163,533	$76,373	$87,160	$92,828

5.

Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,750,000.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2005
Canadian Funds
Unaudited - Prepared by Management

6. Long term debt	May 31, 2005	February 28, 2005
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,158, due November 2007	$148,972	$161,694

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010	$233,520	$246,030

	$382,492	$407,724

Current portion of long term debt	$105,267	$103,295

	$277,225	$304,429

These loans are secured by a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

2006	$105,267
2007	114,145
2008	79,680
2009	50,040
2010	33,360

$382,492

7.

Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2006.  The company agrees to pay/accrue interest of U.S $2,800 per month to the shareholders.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2005
Canadian Funds
Unaudited - Prepared by Management

8.

Share Capital

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,648,891 common shares

On March 16, 2004, 250,000 warrants were converted into the company's common shares at a price of fourteen cents per share.

As at May 31, 2005, there were 18,000,000 shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement.  These are released from escrow evenly over a 72-month period.  1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following.  To May 31, 2005, 12,000,000 shares have been released.  The release of these shares from escrow is not subject to the verification of any representation or warranties.  There are no conditions under which these shares will not be released from escrow other than the passage of time.

Stock Options

The company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at May 31, 2005, the options authorized as at February 28, 2003 were not issued and therefore not granted.

Warrants

On March 16, 2004, 250,000 warrants were converted into the company's common shares at a price of fourteen cents per share.  As a May 31, 2005, there were no warrants outstanding.

Share repurchase option

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006.  The repurchase price is $0.10 per share and expires on February 28, 2006.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2005
Canadian Funds
Unaudited - Prepared by Management

9.Changes in non-cash operating working capital

	May 31, 2005	May 31, 2004

Receivables	$(722,206)	$(724,831)
Inventories	63,769	103,984
Prepaids	26,458	18,320
Payables and accruals	(5,784)	35,767
Income taxes	20,000	40,000

	$(617,763)	$(526,760)

10.

Operating Leases

The company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

May 31, 2006	$113,530
May 31, 2007	109,558
May 31, 2008	77,380
May 31, 2009	6,101

$306,569

11.

Commitments

a)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States.  The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at May 31, 2005, the acquisition and the financing have not been closed and the company is negotiating alternative means to enter the Eastern United States market.

b)

On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut.  Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the field of implantable sensors related to patient monitoring.  The annual licensing costs for these technologies are US$25,000 per annum for 5 years.  The company is currently in process of negotiating new terms with the university.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2005
Canadian Funds
Unaudited - Prepared by Management

11.

Commitments (continued)

c)

On March 28, 2005, the company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the company within a year.  The company will pay CDN$350,000 in total over this period for the exclusive distribution rights.  The company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.

d)

As at May 31, 2005, the company has outstanding letters of credit for inventory in the amount of $245,460 ($278,934 - 28 February 2005).

12.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company's financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

c)

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

d)

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2005
Canadian Funds
Unaudited - Prepared by Management

13.  Economic dependence

Approximately 85% (28 February 2005 - 86%) of sales are from products provided by the company's largest supplier.

14.

Contingencies

A former employee is currently seeking a claim against the company for $250,000 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period. Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

15.

Subsequent Events

On July 5, 2005, the company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the company to further its vision of providing improved security and monitoring in Healthcare facilities.

On July 11, 2005, the company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.'s product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.

Bare Certificates

I, Harj Gill, Director and Chief Executive Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending May 31, 2005.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

July 12, 2005

"Harj Gill"

Director and Chief Executive Officer

Bare Certificates

I, Rani Gill, President and Chief Financial Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending May 31, 2005.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

July 12, 2005

"Rani Gill"

President and Chief Financial Officer